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                            Scitex Corporation Ltd.
                            Notice of Trading by CEO

On February 21 and 24, 2003, Mr. Yeoshua Agassi, the President and CEO of SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX), purchased in the aggregate 50,000 ordinary shares of Scitex. After giving effect to that transaction, Mr. Agassi owns 50,000 ordinary shares of Scitex, and holds no options to purchase shares of the company.

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